Exhibit 99.1

AMERICAN FARMLAND COMPANY

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

	September 30, 2016	December 31, 2015
ASSETS:
Investments in real estate—net	$228,719,443	$171,342,731
Cash and cash equivalents	1,810,045	14,518,788
Rent receivable	2,276,672	1,766,254
Deferred financing costs, net	459,885	558,992
Other assets	514,019	2,099,336

Total assets	$233,780,064	$190,286,101

LIABILITIES AND EQUITY:
LIABILITIES:
Borrowings under credit facilities	$75,000,000	$27,200,000
Accrued expenses and other liabilities	4,418,386	2,377,305
Legacy performance fee payable to Agricultural Sub-Adviser	—	1,106,307
Unearned rent	2,398,201	834,858

Total liabilities	81,816,587	31,518,470

Commitments and contingencies
EQUITY:
Common stock, $0.01 par value—300,000,000 shares authorized; 16,921,897 shares issued and outstanding at September 30, 2016 and 16,890,847 shares issued and outstanding at December 31, 2015	169,219	168,908
Additional paid-in-capital	150,091,942	149,846,969
Accumulated deficit	(23,575,304)	(17,644,793)

Company stockholders' equity	126,685,857	132,371,084
Non-controlling interests in operating partnership	25,277,620	26,396,547

Total equity	151,963,477	158,767,631

Total liabilities and equity	$233,780,064	$190,286,101

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015
OPERATING REVENUES:
Fixed rent	$2,227,244	$1,273,446	$6,603,778	$3,809,739
Participating rent	1,978,045	545,716	2,670,162	2,875,280
Recovery of real estate taxes	235,255	119,545	642,605	350,304
Other income	56,411	20,935	83,911	62,735

Total operating revenues	4,496,955	1,959,642	10,000,456	7,098,058

OPERATING EXPENSES:
Depreciation	1,114,400	517,223	3,178,372	1,410,517
Management and performance fees—related party	—	715,060	—	2,739,856
Property operating expenses	653,598	312,741	1,825,464	1,117,155
Due diligence costs on non-consummated transactions	—	—	136,862	—
Professional fees	2,321,976	139,041	3,166,545	373,352
Sub-advisory fees	686,797	—	2,132,930	—
General and administrative expenses	913,286	40,710	3,607,526	187,425

Total operating expenses	5,690,057	1,724,775	14,047,699	5,828,305

OPERATING (LOSS) INCOME	(1,193,102)	234,867	(4,047,243)	1,269,753

Interest income	(347)	(302)	(2,026)	(1,200)
Interest expense and financing costs	422,456	189,613	1,240,039	403,103

Total other expense	422,109	189,311	1,238,013	401,903

(LOSS) INCOME BEFORE GAIN ON SALE OF ASSETS	(1,615,211)	45,556	(5,285,256)	867,850
Gain on sale of assets	2,170,720	—	2,163,462	—

INCOME (LOSS) BEFORE INCOME TAXES	555,509	45,556	(3,121,794)	867,850
Income tax provision	—	—	141,747	79,832

NET INCOME (LOSS)	555,509	45,556	(3,263,541)	788,018
Less net income (loss) attributable to non-controlling interests	89,952	54,203	(505,886)	316,941

NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$465,557	$(8,647)	$(2,757,655)	$471,077

EARNINGS (LOSS) PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.03	$(0.00)	$(0.16)	$0.04
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	16,921,897	10,890,847	16,914,984	10,890,847

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(Unaudited)

	No. of Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Non-Controlling Interests	Total Equity
BALANCE—January 1, 2015	10,436,902	$104,369	$105,445,855	$(6,672,472)	$20,561,963	$119,439,715
Issuance of stock—securities sales pre Offering	453,945	4,539	5,245,461	—	—	5,250,000
Offering costs	—	—	(441)	—	(91)	(532)
Net income	—	—	—	471,077	316,941	788,018
Dividends and distributions	—	—	—	(1,361,356)	(300,937)	(1,662,293)

BALANCE—September 30, 2015	10,890,847	$108,908	$110,690,875	$(7,562,751)	$20,577,876	$123,814,908

BALANCE—January 1, 2016	16,890,847	$168,908	$149,846,969	$(17,644,793)	$26,396,547	$158,767,631
Share based compensation	31,050	311	218,835	—	—	219,146
Offering cost reversal	—	—	26,138	—	—	26,138
Net loss	—	—	—	(2,757,655)	(505,886)	(3,263,541)
Dividends and distributions	—	—	—	(3,172,856)	(613,041)	(3,785,897)

BALANCE—September 30, 2016	16,921,897	$169,219	$150,091,942	$(23,575,304)	$25,277,620	$151,963,477

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN FARMLAND COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,263,541)	$788,018
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	3,178,372	1,410,517
Gain on sale of assets	(2,163,462)	—
Amortization of deferred financing costs	101,784	51,409
Share based compensation	219,146	—
Changes in operating assets and liabilities:
Decrease in other assets	85,317	51,467
(Increase) decrease in rent receivable	(510,418)	1,139,287
Increase (decrease) in unearned rent	1,563,343	(628,682)
Increase (decrease) in accrued expenses and other liabilities	1,744,143	(283,166)
Decrease in Legacy performance fee payable to Agricultural Sub-Adviser	(1,106,307)	—
Increase in performance fee payable to AFA	—	232,397
Increase in management fee payable to AFA	—	126,651

Net cash (used in) provided by operating activities	(151,623)	2,887,898

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate investments	(63,525,430)	(25,080,819)
Capital expenditures on real estate investments	(3,689,838)	(7,286,443)
Proceeds from sale of assets	10,777,806	—

Net cash used in investing activities	(56,437,462)	(32,367,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under credit facility	53,750,000	31,800,000
Repayment of borrowings under credit facility	(5,950,000)	—
Offering costs paid	(50,000)	(4,398,803)
Financing costs paid	(2,677)	(366,980)
Dividends paid to shareholders	(3,253,940)	(1,392,311)
Distributions paid to non-controlling interests	(613,041)	(300,937)

Net cash provided by financing activities	43,880,342	25,340,969

Net decrease in cash and cash equivalents	(12,708,743)	(4,138,395)
Cash and cash equivalents at beginning of period	14,518,788	7,466,642

Cash and cash equivalents at end of period	$1,810,045	$3,328,247

NONCASH INVESTING ACTIVITIES:
Deposits for real estate investments paid in 2015, which closed in 2016	$1,500,000	$—
Capital expenditures payable in subsequent period	607,104	—

NONCASH FINANCING ACTIVITIES:
Dividends declared in one period and paid in subsequent period	$139,870	$166,425
Subscriptions received in prior year	—	5,250,000
Deferred offering costs	—	3,809,333

SUPPLEMENTAL DISCLOSURE
Cash interest paid	$1,113,426	$347,910
Cash paid for income taxes	86,016	—

The accompanying notes are an integral part of these consolidated financial statements.

American Farmland Company

Notes to Consolidated Financial Statements

(Unaudited)

1. ORGANIZATION

        American Farmland Company (together with its subsidiaries, the "Company"), a Maryland corporation, was established on October 9, 2009, and commenced its operations on October 15, 2009, for the purpose of investing in farmland principally located in the United States. The Company conducts all of its activities through American Farmland Company L.P. (the "Operating Partnership"), a Delaware limited partnership. The Company owned 83.8% of the limited partnership interests in the Operating Partnership as of September 30, 2016 and December 31, 2015.

        The Company is the sole general partner of the Operating Partnership. Prior to its internalization on October 23, 2015 (the "Internalization Transaction"), American Farmland Advisors LLC ("AFA") was the external advisor of the Operating Partnership as well as its co-general partner.

        American Farmland TRS LLC ("AFC TRS LLC"), a Delaware limited liability company, was formed originally to hold part of the interest in AFA held by one of the owners of AFA and was acquired by the Operating Partnership as part of the Internalization Transaction. We have elected for AFC TRS LLC to be taxed as a taxable REIT subsidiary ("TRS"). Its income currently consists of its share of the income earned by AFA. Since we indirectly own 100% of the voting securities of AFC TRS LLC, the financial position and results of operations of AFC TRS LLC are consolidated within our financial statements. AFCO CA TRS LLC ("California TRS"), a Delaware limited liability company, was formed to acquire the non-real estate related assets from one of our 2015 acquisitions upon the expiration of the lease with the tenant or earlier under certain circumstances. We have elected for California TRS to be taxed as a TRS. It is currently anticipated that its income will predominately consist of fees earned from the renting of the non-real estate related assets at the end of the lease with the current tenant. Since we indirectly own 100% of the voting securities of California TRS, the financial position and results of operations of California TRS are consolidated within our financial statements.

        All subsequent references in this report to the "Company," "we," "us" and "our" refer, collectively, to American Farmland Company, the Operating Partnership, AFA and the Operating Partnership's subsidiaries, unless the context otherwise requires or where otherwise indicated.

        On October 19, 2015, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-11, as amended (File No. 333-205260) in connection with the Company's initial public offering, pursuant to which it registered and sold 6,000,000 shares of the Company's common stock, including 419,900 shares pursuant to a directed shares program, at a public offering price of $8.00 per share, which closed on October 23, 2015 (the "Offering"). The Offering resulted in gross proceeds of approximately $48 million and net proceeds, after deducting underwriting discounts and offering expenses borne by the Company, of approximately $39.2 million.

        On September 12, 2016, the Company and the Operating Partnership entered into a definitive agreement and plan of merger with Farmland Partners Inc. ("FPI"), Farmland Partners Operating Partnership, LP ("Farmland Partners OP"), and certain of their respective subsidiaries, pursuant to which the Company will merge with and into one of FPI's wholly owned subsidiaries with such wholly owned subsidiary of FPI surviving the merger, which we refer to as the "company merger." At the effective time of the company merger, each share of the Company's common stock, issued and outstanding immediately prior to the effective time of the company merger (other than any shares of the Company's common stock owned by any wholly owned subsidiary of the Company or by FPI or

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

1. ORGANIZATION (Continued)

Farmland Partners OP or any wholly owned subsidiary of FPI or Farmland Partners OP), will be automatically converted into the right to receive, subject to certain adjustments, 0.7417 shares of FPI common stock, which we refer to as the "company merger consideration." In addition, in connection with the company merger, each outstanding Company restricted stock unit that has become fully earned and vested in accordance with its terms will, at the effective time of the company merger, be converted into the right to receive the company merger consideration.

        Pursuant to the merger agreement and prior to the company merger, a Farmland Partners OP subsidiary will merge with and into the Operating Partnership, with the Operating Partnership surviving as a wholly owned subsidiary of FPI, which we refer to as the "partnership merger." At the effective time of the partnership merger, each common unit of limited partnership interest in the Operating Partnership issued and outstanding immediately prior to the effective time of the partnership merger, will be automatically converted into the right to receive, subject to certain adjustments, 0.7417 Class A common units of limited partnership interest in Farmland Partners OP.

        The closing of the partnership merger and the company merger, which we refer to collectively as the "mergers," is conditioned, among other things, upon the requisite approval of the company merger by the holders of the Company's common stock and the holders of FPI's common stock and the requisite approval of the issuance of shares of FPI common stock in connection with the company merger by holders of shares of FPI's common stock. In addition to those stockholder approvals, the closing of the mergers is subject to other customary closing conditions. Accordingly, there is no assurance that the mergers will occur on the terms described herein, or at all. See "Item 1A Risk Factors" included in this Quarterly Report on Form 10-Q. The Company has expensed $2,042,386 and $2,241,738 for the three months and nine months ended September 30, 2016, respectively, in professional fees and other costs associated with its strategic alternatives review process and the negotiation of the mergers.

        Subject to the satisfaction of all of the conditions to closing, including the receipt of the separate stockholder approvals, the transactions contemplated by the merger agreement, including the mergers, are expected to close in the first quarter of 2017.

        For information regarding the mergers and related matters, please refer to the Company's other filings with the SEC that have been made in connection with the proposed mergers, including the Registration Statement on Form S-4 filed by FPI with the SEC on October 3, 2016 and the Current Report on Form 8-K filed with the SEC on September 12, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying interim consolidated financial statements are unaudited and include the accounts of the Company, the Operating Partnership and its wholly owned limited liability companies. All intercompany transactions and balances have been eliminated. In our opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and changes in cash flows have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission. We have made estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no such cash equivalents at September 30, 2016 and December 31, 2015. The Company maintains cash balances in major banks which, at times, may exceed the limits of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company had funds on deposit in excess of amounts insured by the FDIC; however, the Company believes the credit risk related to these deposits is minimal.

        Investments in Real Estate—Investments in real estate consist of farmland and improvements made to the farmland, consisting of buildings; wells, irrigation and drain systems; and trees and vines acquired in connection with the land purchase. Investments in real estate are recorded at cost. Improvements, replacements and costs of development for new trees and vines or the repurposing of raw land are capitalized when they extend the useful life or improve the use of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives range from seven to eighteen years for land improvements, twenty-five to thirty years for buildings, five to thirty years for trees and vines, and five to eight years for fixtures and equipment.

        In some cases we acquire farmland without a lease in place, with newly-originated leases where the seller or related party is not the tenant, or in sale-leaseback transactions with newly-originated leases. These transactions are accounted for as asset acquisitions under Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment." In the case of an asset acquisition, the transaction costs incurred are capitalized as part of the purchase price of the asset.

        Other acquisitions involve the acquisition of farmland that is already being operated as rental property and has a lease in place that is assumed at the time of acquisition, which are considered to be business combinations under ASC 805 "Business Combinations." ASC 805 requires that all transaction costs related to the acquisition be expensed as incurred, rather than capitalized.

        The Internalization Transaction included, among other things, the acquisition of AFA. The Internalization Transaction was treated as a business combination under ASC 805, and the excess of the consideration over the fair value of the net liabilities assumed from AFA together with transaction costs associated with the Internalization Transaction were expensed in the fourth quarter of 2015.

        Whether an acquisition is treated as an asset acquisition under ASC 360 or a business combination under ASC 805, the purchase price must be allocated to the tangible assets acquired and liabilities assumed (if any) consisting of land, buildings, improvements, trees and vines, long-term debt (if any), and identifiable intangible assets and liabilities, typically the value of any in-place leases, as well as above-market and below-market leases, based in each case on their fair values.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management's estimates of fair value are made using methods similar to those used by independent appraisers, such as a sales comparison approach, a cost approach, and an income capitalization approach (utilizing a discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical, expected lease-up periods, taking into consideration current market conditions and costs to execute similar leases and the commodity prices for the crops grown and productivity on such properties, where the lease will include a participation in the gross revenues earned by the tenant. Management also considers information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rental income at market rates during the hypothetical, expected lease-up periods, which primarily range from 3 to 12 months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including legal and other related expenses, to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Management allocates purchase price to the fair value of the tangible assets and liabilities of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, buildings, improvements and trees and vines based on management's determination of the fair values of these assets.

        Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining, non-cancelable term of the lease. The total amount of other intangible assets or liabilities acquired will be further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease. When determining the non-cancelable term of the lease, fixed-rate renewal options, if any, are evaluated to see if they should be included. The value of in-place leases is amortized over the remaining term of the lease. Should a tenant terminate its lease, the unamortized portion of any above-market and below-market lease values, in-place lease values and any associated intangibles will be immediately charged to the related income or expense. There were no above-market or below-market in-place lease intangibles as of September 30, 2016 and December 31, 2015.

        We account for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, "Property, Plant, and Equipment," which requires us to periodically review the carrying value of each property to determine whether circumstances indicate impairment of the carrying value of the investment exists or if depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine whether the carrying value of the investment in such property is recoverable. In performing the analysis, we consider such factors as agricultural and business conditions in the regions in which our farms are located, and the development period (if applicable), and whether there are indications that the fair value of the real estate has decreased. If the carrying amount is more than the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We evaluate our entire property portfolio each quarter for any impairment indicators and perform an impairment analysis. We concluded that none of our properties were impaired as of September 30, 2016 or December 31, 2015 and we will continue to monitor our portfolio for any indicators of impairment. There have been no impairments recognized on real estate assets since our inception.

        Earnings Per Share—Basic earnings per share is calculated by dividing net income (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the period, plus other potentially dilutive securities such as stock grants (if applicable) or shares that would be issued in the event that Common Units are redeemed for shares of common stock. No adjustment is made for shares that are anti-dilutive during a period.

        Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows (i) if all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the grant, if later) or (ii) if all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the grant, if later).

        Non-Controlling Interests—Non-controlling interest is the portion of capital in the Operating Partnership not attributable to the Company. Our non-controlling interests relate to the capital accounts of affiliates of the members of AFA (the "Founders"), the interests acquired by the owners of AFA pursuant to the Internalization Transaction and until October 23, 2015, the de minimis capital account of AFA in the Operating Partnership. Non-controlling interests are reported in equity on the consolidated balance sheets but separate from the Company's stockholders' equity. On the consolidated statements of operations, the Operating Partnership is reported at the consolidated amount, including both the amount attributable to the Company and non-controlling interests.

        Rent Receivable—Rent receivable is presented at face value, net of the allowance for doubtful accounts, if any. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. The allowance for doubtful accounts was $0 as of September 30, 2016 and December 31, 2015.

        Deferred Financing Costs—Deferred financing costs consist of costs incurred to obtain financing, including legal fees, up-front commitment fees, administrative fees and in some cases, mortgage recording taxes. Costs associated with our borrowings are deferred and amortized over the terms of the respective credit facilities using the straight-line method, which approximates the effective interest method. Accumulated amortization of deferred financing costs was $218,577 and $116,793 as of September 30, 2016 and December 31, 2015, respectively. Total amortization expense related to

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deferred financing costs amounting to $101,784 and $51,409 for the nine months ended September 30, 2016 and 2015, respectively, is included in interest expense and financing costs on the accompanying consolidated statements of operations. See Note 6, "Borrowings under Credit Facilities," for further discussion on these related financings.

        Other Assets—Other assets primarily comprise prepaid expenses, deposits on potential farm acquisitions ($0 as of September 30, 2016 and $1.5 million as of December 31, 2015), deposits on trees to be acquired for development purposes and other miscellaneous receivables.

        Fair Value of Financial Instruments—The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC 825 "Financial Instruments" approximates the carrying amounts presented in the consolidated balance sheets.

        Operating Revenues—All leases on farms are classified as operating leases and the related base or fixed rental income from the farms is recognized on a straight-line basis commencing from the effective date of the lease or the acquisition date of the property in the case of in-place leases on properties acquired. In certain instances the Company receives base rental income from leases that commenced with the crop year which can be prior to the effective date of the lease. The rental income relating to the period prior to the effective date of the lease is recorded as unearned rent and amortized into rental income over the lease term. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to rent receivable. Participating rent is recorded when all contingencies have been resolved such that the tenant is entitled to gross revenues from a packing house, wine producer, shipper, huller processor or other marketing, processing or distributing entity, or crop insurance which enables the Company to estimate and/or measure its share of such gross revenues. As a result, depending on the circumstances described above for a particular lease, in certain instances, participating rent will be recognized by the Company in the year the crop was harvested, and in other instances, participating rent will be recognized partially in the year of the harvest and the balance in the year following the harvest.

        Recovery of expenses represents revenues from tenant leases that provide for the recovery of all or a portion of the real estate taxes of the respective property. The revenue is accrued in the same periods as the expense is incurred.

        Unearned Rent—A number of the Company's tenant leases, particularly in the commodity row crop segment, require that tenants pay the full annual rent in advance of planting, or in two semi-annual installments. For such leases, the advance rent for future periods is recorded to unearned rent as a liability, and is then recorded to income over the periods represented by the payment received. In addition, as more fully described in "Operating Revenues" above, cash received relating to the period prior to the effective date of a lease is recorded as unearned rent and is released to rental income over the life of the lease. In the first quarter of 2016, the Company received cash rents in advance of the lease commencement dates for the new leases executed for the Sun Dial properties, and these advance rents were recorded to unearned rent. The aggregate unearned rent balance on the consolidated balance sheet was $2,398,201 and $834,858 as of September 30, 2016 and December 31, 2015, respectively.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Income Taxes—The Operating Partnership qualifies as a partnership for U.S. federal income tax purposes. No provision has been made in the accompanying financial statements for federal, state or local income taxes for the Operating Partnership, as each partner is individually responsible for reporting their share of the Partnership's income or loss on their own tax returns. The Company operates in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). Under these sections, a real estate investment trust, which distributes at least 90% of its real estate investment trust taxable income (determined without regard to the deduction for dividends paid and excluding capital gains) to its stockholders each year and that meets certain other conditions, will not be subject to federal income taxes on that portion of its taxable income that is distributed to its stockholders. To the extent that the Company satisfies its annual distribution requirement but distributes less than 100% of taxable income, it will be subject to an excise tax on undistributed taxable income. The Company is subject to federal income taxation in the event it generates taxable income from prohibited transactions. The consolidated statement of operations includes $0, for the three months ended September 30, 2016 and 2015, and $141,747 and $79,832, respectively, for the nine months ended September 30, 2016 and 2015, as a provision for income taxation resulting from prohibited transactions. The prohibited transactions arise from revenue received from the sale of crops grown on farms undergoing development before the trees become fully mature and the farms become leasable. The income tax provision reported represents the 100% tax attributed to the prohibited transactions of the Company. Additionally, the Company consolidates within its financial statements the results of two TRSs, AFC TRS LLC and California TRS. The income taxes arising from these two TRSs have been de minimis to date.

        The Company accounts for certain tax positions in accordance with ASC 740 "Income Taxes." ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has greater than 50% likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures.

        As of September 30, 2016 and December 31, 2015, the Company does not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of the income tax provision. As of September 30, 2016, the tax years ended December 31, 2012 through December 31, 2015 remain open for an audit by the Internal Revenue Service.

        Management does not believe the Company has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

        New Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 provides additional guidance for management to reassess revenue recognition as it relates to: (1) transfer of control, (2) variable

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consideration, (3) allocation of transaction price based on relative standalone selling price, (4) licenses, (5) time value of money and (6) contract costs. Further disclosures will be required to provide a better understanding of revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. ASU 2014-09 is effective for us on January 1, 2018, with early adoption permitted as of January 1, 2017. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles of current U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is still present and (6) require an assessment for a period of one year after the date that the financial statements are issued. ASU 2014-15 is effective for us on January 1, 2017, with early adoption permitted. We are currently evaluating the impact ASU 2014-15 will have on our consolidated financial statements.

        In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 significantly changes the consolidation analysis required under U.S. GAAP. The new standard changes the way a reporting entity evaluates whether (a) limited partnerships and similar entities should be consolidated, (b) fees paid to decision makers or service providers are variable interests in a variable interest entity ("VIE"), and (c) variable interests in a VIE held by related parties require the reporting entity to consolidate the VIE. ASU 2015-02 also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. If the Company has an interest in a VIE but it is not determined to be the primary beneficiary, the Company accounts for its interest under the equity method of accounting. Similarly, for those entities which are not VIEs and over which the Company has the ability to exercise significant influence, but does not have a controlling financial interest, the Company accounts for its interests under the equity method of accounting. The Company continually reconsiders its determination of whether an entity is a VIE and whether the Company qualifies as its primary beneficiary. To the extent such variable interests are in entities that cannot be evaluated under the variable interest entity model, the Company evaluates its interests using the voting interest entity model. The Company holds a 83.8% interest in the Operating Partnership and is the sole general partner which gives the Company exclusive and complete responsibility for the day-to-day management, authority to make decisions, and control of the Operating Partnership. Through consideration of new consolidation guidance effective for the Company as of January 1, 2016, it has been concluded that the Operating Partnership is a VIE as the limited partners in the Operating Partnership, although entitled to vote on certain matters, do not possess kick-out rights or substantive participating rights. Accordingly, the Company consolidates its interest in the Operating Partnership. However, as the Company holds what is deemed a majority voting interest in the Operating Partnership, it qualifies for the exemption from providing certain of the disclosure requirements associated with investments in VIEs. ASU 2015-02 was effective for us on January 1, 2016. This pronouncement has had no impact on our consolidated financial statements.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), which simplifies the presentation of debt issuance costs. ASU 2015-03 was effective for us on January 1, 2016. This pronouncement has had no impact on our consolidated financial statements.

        In August 2015, the FASB issued ASU No. 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ("ASU 2015-15"), which codifies an SEC staff announcement that entities are permitted to defer and present debt issuance costs related to line of credit arrangements as assets. ASU 2015-15 was effective for us on January 1, 2016. We have assessed the impact of ASU 2015-15 and identified no material impact on our consolidated financial statements. We currently have borrowings under credit facilities and the related costs of such credit facilities are deferred and presented as an asset.

        In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"), which pertains to entities that have reported provisional amounts for items in a business combination for which the accounting is incomplete by the end of the reporting period in which the combination occurs and during the measurement period have an adjustment to provisional amounts recognized. The guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Any adjustments should be calculated as if the accounting had been completed at the acquisition date. ASU 2015-16 was effective for us on January 1, 2016. This pronouncement has had no impact on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance. ASU 2016-02 is effective for us on January 1, 2019. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

        In March 2016, the FASB issued an update ("ASU 2016-09"), Improvements to Employee Share-Based Payment Accounting to ASC Topic 718, Compensation—Stock Compensation. ASU 2016-09 amends several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for us on January 1, 2018. We are currently evaluating the impact of the adoption of ASU 2016-09 on our consolidated financial statements.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In August 2016, the FASB issued an update ("ASU 2016-15") Classification of Certain Cash Receipts and Cash Payments to ASC Topic 230, Statement of Cash Flows. ASU 2016-15 clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows to reduce diversity in practice with respect to (i) debt prepayment or debt extinguishment costs, (ii) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for us on January 1, 2018, with early adoption permitted. The adoption of this update is not expected to have a significant impact on our consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

        ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a hierarchy for inputs used in valuation techniques to measure fair value and prioritizes those inputs that are observable (inputs based on independent market data) and those inputs that are unobservable (inputs developed internally). Cash equivalents measured at fair value are classified in one of the following fair value hierarchy levels based on the lowest level of input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities; and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities:

          Level 1—unadjusted quoted prices in active markets for identical assets or liabilities;

          Level 2—quoted prices in markets that are not active for identical or similar assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are observable or can be corroborated by observable market data;

          Level 3—inputs that are unobservable and significant to the fair value measurement, including inputs that are not derived from market data or cannot be corroborated by market data.

        The Company does not have any assets or liabilities carried at fair value on a recurring basis. See Note 6 for a discussion of the estimated fair value of the Company's borrowings under its credit facilities.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

4. INVESTMENTS IN REAL ESTATE

        Investments in real estate as of September 30, 2016 and December 31, 2015 are comprised of the following:

	September 30, 2016	December 31, 2015
Land	$144,854,485	$110,263,183
Land improvements	7,984,183	4,619,110
Buildings	1,449,484	1,191,000
Trees and vines	61,938,086	36,746,042
Development costs	14,721,574	19,892,332
Fixtures and equipment	6,113,869	3,898,916

	237,061,681	176,610,583
Less accumulated depreciation	(8,342,238)	(5,267,852)

Investments in real estate, net	$228,719,443	$171,342,731

        Depreciation expense for the three months ended September 30, 2016 and 2015 was $1,114,400 and $517,223, respectively. Depreciation expense for the nine months ended September 30, 2016 and 2015 was $3,178,372 and $1,410,517, respectively.

Real Estate Activity

Real Estate Activity for the Nine Months Ended September 30, 2016

        On January 27, 2016, the Company closed on the acquisition of a portfolio of mature permanent crop properties aggregating to approximately 2,186 gross acres and approximately 1,718 net plantable acres for a combined purchase price of $63,513,000, from Sun Dial, LLC and affiliates (the "Sun Dial" properties or acquisition). The Company incurred $1,512,430 in acquisition costs associated with this purchase. The purchase of these properties has been accounted for as an asset acquisition, and accordingly, the acquisition costs were capitalized as part of the purchase price of the assets acquired.

        The seven properties are located across multiple counties in California, each with its own on-site water well(s) and/or surface water, and are being operated as four distinct farms (Cougar Ranch, Cheetah Ranch, Puma Ranch and Lynx Ranch) based on crop type and location. Crops planted include almonds, lemons, mandarins and several other fresh citrus varieties as well as a small planting of prunes. Green Leaf LLC, an affiliate of Sun Dial, LLC, and its affiliates ("Green Leaf"), which is also our tenant on Golden Eagle Ranch, executed operating lease agreements contemporaneously with the Sun Dial acquisition to operate all four farms.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

4. INVESTMENTS IN REAL ESTATE (Continued)

        We determined the allocation of the purchase price of the Sun Dial assets acquired during the first quarter of 2016 to be as follows:

Farm	Land	Land improvements	Buildings	Trees and vines	Fixtures and equipment	Development costs	Total purchase price
Cougar Ranch	$9,841,520	$245,743	$—	$7,383,550	$163,829	$—	$17,634,642
Cheetah Ranch	9,992,492	1,013,862	258,484	6,973,733	675,908	—	18,914,479
Puma Ranch	10,365,397	706,295	—	6,166,743	470,863	468,337	18,177,635
Lynx Ranch	6,652,750	245,558	—	3,236,661	163,705	—	10,298,674

	$36,852,159	$2,211,458	$258,484	$23,760,687	$1,474,305	$468,337	$65,025,430

        On July 27, 2016, the Company completed the sale of its Hawk Creek Ranch development property for a gross sales price of $11,250,000. The net proceeds (net of transaction costs) of $10,777,706 resulted in a gain of $2,239,619 on the sale.

Real Estate Activity for the Nine Months Ended September 30, 2015

        The Company did not close on any acquisitions in the first two quarters of 2015.

        On August 18, 2015, the Company closed on a second tranche of a property for Golden Eagle Ranch located in Merced County, California (135 gross acres—130 tillable) for the purchase price of $5,135,000. The Company incurred $72,139 in acquisition costs associated with this purchase. The property is planted with almonds. The purchase of this property was treated as an asset acquisition.

        On August 21, 2015, the Company closed on the purchase of a property for Kingfisher Ranch located in Fresno County, California (623 gross acres—511 tillable) for the purchase price of $19,637,000. The Company incurred $231,029 in acquisition costs associated with this purchase. The property is planted with pistachios. The purchase of this property was treated as an asset acquisition.

        We determined the allocation of the purchase price of the assets acquired during the period ended September 30, 2015 to be as follows:

Farm	Land	Land improvements	Trees and vines	Development costs	Fixtures and equipment	Total purchase price
Golden Eagle Ranch (second tranche)	$3,700,722	$76,031	$1,433,846	$—	$—	$5,210,599
Kingfisher Ranch	8,017,552	606,973	9,490,873	1,299,592	455,230	19,870,220

	$11,718,274	$683,004	$10,924,719	$1,299,592	$455,230	$25,080,819

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

5. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities as of September 30, 2016 and December 31, 2015 consisted of the following:

	September 30, 2016	December 31, 2015
Accrued dividends payable	$139,870	$220,954
Accrued accounting fees	536,510	450,000
Accrued sub-advisory fees	686,797	497,777
Accrued real estate taxes	438,209	235,272
Accrued legal fees	743,754	105,795
Accrued interest payable	8,509	26,719
Accrued offering costs	—	76,138
Accrued other	1,864,737	764,650

Total	$4,418,386	$2,377,305

6. BORROWINGS UNDER CREDIT FACILITY

        On December 5, 2013, the Company entered into a $25.0 million revolving credit facility, arranged by Rutledge Investment Company ("Rutledge"), to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate ("LIBOR") (0.8537% at September 30, 2016 and 0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning January 1, 2014 and any unpaid interest and drawn principal is due and payable in full on January 1, 2019 ("Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Maturity Date. The credit facility is secured by a first mortgage over, and assignment of leases from, Pleasant Plains Farm, Macomb Farm, Kane County Farms, Sweetwater Farm and Tillar Farm properties. The Company pays a 0.25% per annum non usage fee. There was $25.0 million outstanding under this credit facility at September 30, 2016 and no amount outstanding under this credit facility at December 31, 2015.

        On January 14, 2015, the Company entered into a second $25.0 million revolving credit facility, arranged by Rutledge, to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month LIBOR (0.8537% at September 30, 2016 and 0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning April 1, 2015 and any unpaid interest and drawn principal is due and payable in full on January 1, 2020 ("Second Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Second Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from Quail Run Vineyard, the first tranche of Golden Eagle Ranch and Blue Heron Farms properties. The Company pays a 0.25% per annum non-usage fee. The amount outstanding under this credit facility at September 30, 2016 and at December 31, 2015 was $25.0 million.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

6. BORROWINGS UNDER CREDIT FACILITY (Continued)

        On August 18, 2015, the Company entered into a third $25.0 million revolving credit facility, arranged by Rutledge, to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month LIBOR (0.8537% at September 30, 2016 and 0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning October 1, 2015 and any unpaid interest and drawn principal is due and payable in full on August 1, 2020 ("Third Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Third Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the second tranche of Kimberly Vineyard, Roadrunner Ranch, Condor Ranch, Blue Cypress Farm, Grassy Island Groves and Falcon Farms properties. The Company pays a 0.25% per annum non-usage fee. There was $25.0 million outstanding under this credit facility at September 30, 2016 and $2.2 million outstanding under this credit facility at December 31, 2015.

        On December 22, 2015, the Company entered into a fourth revolving credit facility in the amount of $15.0 million, arranged by Rutledge, to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month LIBOR (0.8537% at September 30, 2016 and 0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning April 1, 2016 and any unpaid interest and drawn principal is due and payable in full on January 1, 2021 ("Fourth Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Fourth Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from Kingfisher Ranch, Sandpiper Ranch and Hawk Creek Ranch properties. Hawk Creek Ranch was sold in the third quarter of 2016 and accordingly, no longer secures the fourth revolving credit facility. The Company pays a 0.25% per annum non-usage fee. There were no amounts outstanding under this credit facility at September 30, 2016 or December 31, 2015.

        The fair value of the borrowings under the credit facilities fall within Level 3 of the fair value hierarchy. We believe the fair value of the borrowings under the credit facilities as of September 30, 2016 and December 31, 2015 were approximately comparable to our carrying values at each respective date because (i) the revolving nature of the borrowings allows prepayment at the Company's option at any time, (ii) the borrowings bear interest at a variable rate, and (iii) the spread on all the borrowings did not change throughout the quarter.

        Pursuant to an amendment to the credit facilities entered into in December 2015, the Company is required to maintain loan to value ratios of (i) 50% or less measured by the aggregate amount payable to the lender by the Company pursuant to all four existing credit facilities compared to the aggregate appraised value of the properties pledged as security under the four credit facilities and (ii) 60% or less measured by the amount payable to the lender by the Company pursuant to each individual credit facility compared to the appraised value of all of the properties pledged as security under each respective credit facility. In addition, aggregate indebtedness of the Company must be less than 40% of the aggregate value of the Company's investment in real estate. The values used to determine compliance with the covenants are based on independent third-party appraisals performed at least annually.

        We believe we are in compliance with the covenants of each of these credit facilities.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

7. RELATED PARTY TRANSACTIONS

        Prior to the Internalization Transaction, the limited partnership agreement of the Operating Partnership provided that the Operating Partnership pay AFA a management fee in arrears calculated at the annual rate of (i) 1% of the Company's share of the gross asset value, as defined, of the Operating Partnership as of the end of the immediately preceding calendar quarter and (ii) 0.5% of the Founders' share of the gross asset value of the Operating Partnership as of the end of the immediately preceding calendar quarter. The management fee for the three and nine months ended September 30, 2015 amounted to $457,794 and $1,276,061, respectively. Prior to the Internalization Transaction, AFA utilized the management fees it received from the Operating Partnership to pay the Agricultural Sub-Adviser their fees. After the Internalization Transaction, AFA became an indirectly and directly wholly-owned subsidiary of the Operating Partnership and continues to pay the Agricultural Sub-Adviser a sub-advisory fee (see below for detail).

        Prior to the Internalization Transaction, AFA was entitled to a performance fee equal to 15% of the Funds From Operations (as defined) allocated to the capital account of the Company in the Operating Partnership each fiscal year and 10% of the Funds From Operations allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on Funds From Operations amounted to $113,677 and $522,436, respectively, for the three and nine months ended September 30, 2015.

        Prior to the Internalization Transaction, AFA was entitled to an additional performance fee equal to two-thirds of 15% of the net capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year and to one-third of 15% of the net realized capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year. AFA was also entitled to two-thirds of 10% and one-third of 10% of net capital appreciation and net realized capital appreciation, respectively, allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on net capital appreciation (realized and unrealized) amounted to $143,588 and $941,359, respectively, for the three and nine months ended September 30, 2015.

        These performance fees are reflected in management and performance fees-related party on the consolidated statements of operations. The payment of performance fees to AFA ceased following the Internalization Transaction.

        Concurrent with the closing of the Offering on October 23, 2015 (the "Closing Date"), the Company internalized its management functions previously provided by AFA. The Internalization Transaction was accomplished by having the previous owners of AFA (including AFC TRS LLC) which held a 0.2% interest in AFA, contribute 100% of their interests in AFA to the Operating Partnership. On the Closing Date, any performance fees related to Funds from Operations and capital appreciation that were previously assessable against the capital accounts of the partners in the Operating Partnership, ceased. The previous owners of AFA received 986,438 Common Units in the Operating Partnership in aggregate in connection with the Offering valued at $8.00 per Common Unit or $7,891,504. The excess of the fair value of the consideration for the Internalization Transaction amounting to $7,891,504 over the net liabilities assumed of $1,043,241, amounted to $8,934,745. The excess amount together with $860,000 in transaction costs, which represent the fair value of the cost to terminate the various management contracts with AFA, associated with the Internalization Transaction totaling $9,794,745, were expensed in the fourth quarter of 2015 in the consolidated statement of

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

7. RELATED PARTY TRANSACTIONS (Continued)

operations and were allocated based on the percentage ownership of the Operating Partnership prior to the Offering.

        In addition, the Agricultural Sub-Adviser to AFA, Prudential Mortgage Capital Company, LLC, which includes Prudential Agricultural Investments, a unit of Prudential Mortgage Capital Company, LLC, entered into an Amended and Restated Sub-Advisory Agreement (the "Amended and Restated Sub-Advisory Agreement") effective on the Closing Date whereby the Agricultural Sub-Adviser receives a sub-advisory fee equal to the annual rate of 1.0% of the appraised value of the Operating Partnership's properties at the end of each calendar quarter. The fee for the quarter ended September 30, 2016 amounted to $686,797, and the fee for the nine months ended September 30, 2016 amounted to $2,028,910. Pursuant to the Amended and Restated Sub-Advisory Agreement, our Agricultural Sub-Adviser was also entitled to an initial public offering capital compensation fee because less money was raised in our initial public offering than contemplated at the time the Amended and Restated Sub-Advisory Agreement was signed. The initial public offering capital compensation fee required additional make-whole payments calculated, (i) for the acquisition fee based on 2% of the difference between $84.75 million and the gross proceeds raised, (ii) for the management fee based on 1% of the difference between $84.75 million and the gross proceeds raised and (iii) such compensation fee payments are to be based on capital raised between October 31, 2014 and six months after the date of the initial public offering. During the second quarter of 2016, the Company and the Agricultural Sub-Adviser settled and agreed that the initial public offering capital compensation fee due was a one-time payment of $104,020, which has been included in the sub-advisory fees for the nine months ended September 30, 2016 included in the consolidated statement of operations.

        Pursuant to the Amended Sub-Advisory Agreement, the Agricultural Sub-Adviser was entitled to performance fees as of the Closing Date as if all fees under the original Sub-Advisory Agreement were earned and payable (the "Legacy Performance Fee"). The Legacy Performance Fee is payable in equal annual amounts over four years beginning in the third quarter of 2016. Interest is payable at the simple rate of 5% on unpaid balances beginning on the Closing Date. The balance of the Legacy Performance Fee payable to the Agricultural Sub-Adviser in the amount of $1,106,307 was repaid in full on August 3, 2016 out of the proceeds from the sale of the Hawk Creek property. The Legacy Performance Fee was $1,106,307 as of December 31, 2015.

        The Operating Partnership paid Optima Fund Management LLC ("Optima"), an affiliate of the Managing Member of AFA prior to the Closing Date, $7,500 and $22,500, respectively, for the three and nine months ended September 30, 2015 as a fee for providing administrative and accounting services to the Company and the Operating Partnership. In connection with the Internalization Transaction, AFA and Optima entered into a Transitional Services Agreement dated as of the Closing Date. AFA paid Optima $43,809 and $132,663, respectively, for the three and nine months ended September 30, 2016 pursuant to the Transitional Services Agreement in respect of occupancy, data processing and accounting and other administrative services.

8. STOCKHOLDERS' EQUITY

        There were 300,000,000 shares of common stock, par value $0.01 per share, authorized with 16,921,897 issued and outstanding as of September 30, 2016 and 16,890,847 issued and outstanding as of December 31, 2015. There were 35 8% Series A Cumulative Non-Voting Preferred Stock, par value

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

8. STOCKHOLDERS' EQUITY (Continued)

$0.01 per share, authorized with zero issued and outstanding as of September 30, 2016 or December 31, 2015.

2015 Initial Public Offering

        On October 19, 2015, the Company priced the Offering of 6,000,000 shares of its common stock at a public offering price of $8.00 per share, which closed on October 23, 2015, resulting in gross proceeds of $48.0 million and net proceeds, after deducting underwriting discounts and offering expenses borne by the Company, of approximately $39.2 million.

Non-Controlling Interests in Operating Partnership

        The Company consolidates its Operating Partnership, a majority owned partnership. The Company owned 83.8% of the common limited partnership interests ("Common Units") in the Operating Partnership at September 30, 2016 and December 31, 2015.

        On or after 12 months after becoming a holder of Common Units, each limited partner, other than the Company, has the right, subject to the terms and conditions set forth in the partnership agreement of the Operating Partnership, to require the Operating Partnership to redeem all or a portion of such units in exchange for cash, or at our option, for shares of our common stock on a one-for-one basis.

        The Operating Partnership is required to make distributions on each Common Unit in the same amount as those paid on each share of the Company's common stock, with the distributions on the Common Units held by the Company being utilized to make distributions to the Company's common stockholders.

        There were 3,269,556 Common Units outstanding as of September 30, 2016 and December 31, 2015.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

8. STOCKHOLDERS' EQUITY (Continued)

Dividends

        The Company's Board of Directors declared and paid the following dividends to common stockholders for the nine months ended September 30, 2016 and for the years ended December 31, 2013, 2014 and 2015:

Fiscal Year	Declaration Date	Record Date	Payment Date	Dividend per Common Share
2013	May 28, 2013	June 18, 2013	June 27, 2013	$0.1000
	December 3, 2013	December 3, 2013	December 23, 2013	0.1250

				$0.2250

2014	May 20, 2014	May 20, 2014	June 25, 2014	$0.1250
	December 9, 2014	December 9, 2014	December 30, 2014	0.1250

				$0.2500

2015	May 19, 2015	June 22, 2015	June 30, 2015	$0.1250
	October 4, 2015	October 1, 2015	October 8, 2015	0.0625
	December 10, 2015	December 22, 2015	December 29, 2015	0.0625

				$0.2500

2016	March 2, 2016	March 21, 2016	March 31, 2016	$0.0625
	June 7, 2016	June 27, 2016	June 30, 2016	0.0625
	August 23, 2016	September 22, 2016	September 30, 2016	0.0625

				$0.1875

        Subsequent to each year end the Company determines what amounts of the dividends paid during that year represent ordinary income to stockholders for income tax purposes versus capital gains or return of capital. The Company paid distributions of $0.25 per share in calendar year 2015, of which 53% was ordinary income and 47% was a return of capital for U.S. federal income tax purposes. The Company paid distributions of $0.25 per share in calendar year 2014, of which 74% was ordinary income and 26% was a return of capital for U.S. federal income tax purposes. The Company paid distributions of $0.225 per share in calendar year 2013, of which 42% was ordinary income and 58% was return of capital for U.S. federal income tax purposes.

Equity Incentive Plan

        The Company may issue equity-based awards to officers, employees, non-employee directors and other key persons under the Company's 2014 Equity Incentive Plan (the "Plan"), which became effective on the Closing Date. We initially reserved 806,400 shares of common stock equal to 4.0% of our total outstanding shares of common stock and Common Units immediately following the consummation of the Offering. The Plan provides for the grant of stock options, share awards (including restricted stock and restricted stock units), stock appreciation rights, dividend equivalent rights, performance awards, annual incentive cash awards and other equity based awards, including LTIP units, which are convertible on a one-for-one basis into Common Units. The terms of each grant

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

8. STOCKHOLDERS' EQUITY (Continued)

will be determined by the Compensation Committee of our Board of Directors. No awards were made pursuant to the Plan during the year ended December 31, 2015.

        As of September 30, 2016, as a result of the below mentioned awards granted during the first quarter of 2016, there were 595,470 shares available for future grant under the Plan.

        On March 2, 2016, the Compensation Committee of the Board of Directors approved the award of 47,444 shares to officers, employees and a non-employee director under the Company's Plan for services related to the Offering. The number of shares granted was determined by dividing 25% of each executives' annual salary by the Offering price of $8.00 per share, so that the value of the grant would reflect the change in the Company's stock price since the Offering. The shares had a fair market value of $5.95 per share as of the date of the grant. These shares were immediately vested, but were subject to lock-up agreements entered into in connection with the Offering until April 18, 2016. The Company recognized $282,292 of stock-based compensation expense associated with this award during the first quarter of 2016. Following the withholding of shares for tax withholdings, 31,050 additional shares were issued and outstanding in connection with this award.

        On March 23, 2016, the Compensation Committee of the Board of Directors approved the award of 163,486 restricted stock units ("RSUs") to officers, employees and a non-employee director under the Plan. The RSUs are subject to vesting over a four-year period based entirely upon the attainment of pre-determined levels of total shareholder returns, as will be measured as of each year end compared to the Company's common share price on December 31, 2015, and with one-quarter of the RSUs subject to vesting each year. The RSUs are not entitled to receive dividends while unvested. Upon a change in control, the grants may accelerate up to one year's worth of vesting if the change in control price per share meets the pre-determined performance metrics and additional amounts may vest if the change in control price per share exceeds the net asset value per share. The aggregate RSU award fair value as of the March 23, 2016 grant date was estimated to be $102,588 using Monte Carlo simulation techniques and will be amortized over the respective vesting periods for each of the awards. The Company recognized $16,389 and $34,399, respectively, of stock-based compensation expense associated with this award during the three and nine months ended September 30, 2016.

9. EARNINGS (LOSS) PER SHARE OF COMMON STOCK

        The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income (loss) attributable to the Company	$465,557	$(8,647)	$(2,757,655)	$471,077
Denominator for basic & diluted weighted average shares	16,921,897	10,890,847	16,914,984	10,890,847

Basic & diluted (loss) earnings per common share	$0.03	$(0.00)	$(0.16)	$0.04

        The Company has no potentially dilutive securities outstanding.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

10. LEASES

        The Company's mature properties, and the mature acres of Condor Ranch which is a development property, are leased to tenants under operating leases, which expire on various dates through 2020. Future minimum rents to be received from tenants under non-cancelable leases in effect at September 30, 2016, are as follows:

2016—Remainder	$2,311,380
2017	7,472,154
2018	6,996,586
2019	4,931,891
2020	1,623,267

$23,335,278

        In addition to the minimum lease payments described above, Cougar Ranch, Cheetah Ranch, Puma Ranch, Lynx Ranch, Kimberly Vineyard, Golden Eagle Ranch, Condor Ranch, Quail Run Vineyard, Falcon Farms, Kingfisher Ranch and Blue Heron Farms have leases that require the tenants to pay participating rent above a threshold, based on a percentage of gross revenues, as defined in the leases, derived from the leased property. Participating rent was $1,978,045 and $545,716 for the three months ended September 30, 2016 and 2015, respectively, and $2,670,162 and $2,875,280 for the nine months ended September 30, 2016 and 2015, respectively. Depending upon each farm's crop yield and commodity prices, the participating rent can be the majority of the rental revenue received from the tenants on these properties.

11. COMMITMENTS AND CONTINGENCIES

        Under the leases in place for the farms in our portfolio, a tenant typically is obligated to indemnify us, as the property owner, from and against all liabilities, costs and expenses imposed upon or asserted against us as owner of the farms due to certain matters relating to the operation of the property by the tenant.

        We may be a party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows in any future period.

12. SEGMENT INFORMATION

        The Company has identified four reporting segments: commodity row crops, specialty/vegetable row crops, permanent crops and properties under development. Each of these segments has different return on capital expectations, may have different forms of revenue (fixed and/or participating) or require an extended number of years before they produce revenue from trees and/or vines as a result of a development or redevelopment program.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

12. SEGMENT INFORMATION (Continued)

        Below is a summary of total assets by segment as of September 30, 2016 and December 31, 2015.

	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
September 30, 2016	$233,780,064	$32,813,277	$24,076,169	$149,387,118	$25,904,870	$1,598,630
December 31, 2015	$190,286,101	$32,604,314	$12,855,152	$85,642,987	$43,849,168	$15,334,480

        Below is a summary of income before income taxes by segment for the three months ended September 30, 2016 and 2015, respectively, and the nine months ended September 30, 2016 and 2015, respectively.

For the Three Months Ended September 30, 2016	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$2,227,244	$368,856	$274,936	$1,540,747	$42,705	$—
Participating rent	1,978,045	—	—	1,947,521	30,524	—
Recovery of real estate taxes	235,255	—	24,321	204,744	6,190	—
Other income	56,411	—	46,150	10,261	—	—

Total operating revenues	4,496,955	368,856	345,407	3,703,273	79,419	—

OPERATING EXPENSES:
Depreciation	1,114,400	927	78,310	927,354	107,662	147
Property operating expenses	653,598	60,950	74,642	469,650	48,356	—
Due diligence costs on non-consummated transactions	—	—	—	—	—	—
Professional fees	2,321,976	—	810	6,957	943	2,313,266
Sub-advisory fees	686,797	—	—	—	—	686,797
General and administrative expenses	913,286	—	—	—	—	913,286

Total operating expenses	5,690,057	61,877	153,762	1,403,961	156,961	3,913,496

Operating (loss) income	(1,193,102)	306,979	191,645	2,299,312	(77,542)	(3,913,496)
Total other expense	422,109	—	—	—	—	422,109

(Loss) income before gain on sale of assets	(1,615,211)	306,979	191,645	2,299,312	(77,542)	(4,335,605)
Gain on sale of assets	2,170,720	—	—	—	2,170,720	—

Income (loss) before income taxes	555,509	$306,979	$191,645	$2,299,312	$2,093,178	$(4,335,605)

Income tax provision	—

Net income	555,509
Less net income attributable to non-controlling interests	89,952

Net income attributable to the Company	$465,557

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

12. SEGMENT INFORMATION (Continued)

For the Three Months Ended September 30, 2015	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$1,273,446	$398,707	$192,725	$658,414	$23,600	$—
Participating rent	545,716	—	—	545,716	—	—
Recovery of real estate taxes	119,545	—	23,803	92,476	3,266	—
Other income	20,935	—	3,750	—	17,185	—

Total operating revenues	1,959,642	398,707	220,278	1,296,606	44,051	—

OPERATING EXPENSES:
Depreciation	517,223	927	23,597	414,632	78,067	—
Management and performance fees-related party	715,060	—	—	—	—	715,060
Property operating expenses	312,741	63,360	41,285	188,968	19,128	—
Professional fees	139,041	—	639	7,746	787	129,869
General and administrative expenses	40,710	—	—	—	—	40,710

Total operating expenses	1,724,775	64,287	65,521	611,346	97,982	885,639

Operating income (loss)	234,867	334,420	154,757	685,260	(53,931)	(885,639)
Total other expense	189,311	—	—	—	—	189,311

Net income (loss) before income taxes	45,556	$334,420	$154,757	$685,260	$(53,931)	$(1,074,950)

Income tax provision	—

Net income	45,556
Less net income attributable to non-controlling interests	54,203

Net loss attributable to the Company	$(8,647)

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

12. SEGMENT INFORMATION (Continued)

For the Nine Months Ended September 30, 2016	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$6,603,778	$1,106,567	$776,833	$4,381,679	$338,699	$—
Participating rent	2,670,162	—	—	2,639,638	30,524	—
Recovery of real estate taxes	642,605	—	71,547	552,850	18,208	—
Other income	83,911	—	53,650	30,261		—

Total operating revenues	10,000,456	1,106,567	902,030	7,604,428	387,431	—

OPERATING EXPENSES:
Depreciation	3,178,372	2,780	219,619	2,610,733	344,795	445
Property operating expenses	1,825,464	175,415	181,387	1,137,705	330,957	—
Due diligence costs on non-consummated transactions	136,862	—	—	—	—	136,862
Professional fees	3,166,545		7,758	23,093	1,706	3,133,988
Sub-advisory fees	2,132,930	—	—	—	—	2,132,930
General and administrative expenses	3,607,526	—	—	—	—	3,607,526

Total operating expenses	14,047,699	178,195	408,764	3,771,531	677,458	9,011,751

Operating (loss) income	(4,047,243)	928,372	493,266	3,832,897	(290,027)	(9,011,751)
Total other expense	1,238,013	—	—	—	—	1,238,013

(Loss) income before gain on sale of assets	(5,285,256)	928,372	493,266	3,832,897	(290,027)	(10,249,764)
Gain on sale of assets	2,163,462	—	—	—	2,163,462	—

(Loss) income before income taxes	(3,121,794)	$928,372	$493,266	$3,832,897	$1,873,435	$(10,249,764)

Income tax provision	141,747

Net loss	(3,263,541)
Less net loss attributable to non-controlling interests	(505,886)

Net loss attributable to the Company	$(2,757,655)

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

12. SEGMENT INFORMATION (Continued)

For the Nine Months Ended September 30, 2015	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$3,809,739	$1,196,086	$578,175	$1,767,419	$268,059	$—
Participating rent	2,875,280	—	—	2,877,202	(1,922)	—
Recovery of real estate taxes	350,304	—	70,021	270,679	9,604	—
Other income	62,735	300	25,250	20,000	17,185	—

Total operating revenues	7,098,058	1,196,386	673,446	4,935,300	292,926	—

OPERATING EXPENSES:
Depreciation	1,410,517	2,462	70,790	1,145,202	192,063	—
Management and performance fees-related party	2,739,856	—	—	—	—	2,739,856
Property operating expenses	1,117,155	211,252	123,100	607,892	174,911	—
Professional fees	373,352	—	1,701	9,677	2,959	359,015
General and administrative expenses	187,425	—	—	—	—	187,425

Total operating expenses	5,828,305	213,714	195,591	1,762,771	369,933	3,286,296

Operating income (loss)	1,269,753	982,672	477,855	3,172,529	(77,007)	(3,286,296)
Total other expense	401,903	—	—	—	—	401,903

Net income (loss) before income taxes	867,850	$982,672	$477,855	$3,172,529	$(77,007)	$(3,688,199)

Income tax provision	79,832

Net income	788,018
Less net income attributable to non-controlling interests	316,941

Net income attributable to the Company	$471,077

13. SUBSEQUENT EVENTS

        No material subsequent events have occurred since September 30, 2016 that required recognition or disclosure in the financial statements, except as disclosed below:

        Subsequent to September 30, 2016, limited partners in the Operating Partnership holding 2,687,412 Common Units requested redemption of their Units. The Company elected to satisfy the redemption request by issuing 2,687,412 shares of common stock in the Company.

        On October 26, 2016, a purported class action lawsuit was filed in the Circuit Court for Baltimore County, Maryland against the Company, seeking to represent a proposed class of all Company stockholders captioned Parshall v. American Farmland Company et. al., Case No. 24C16005745. The complaint names as defendants the Company, the members of the Company Board, the Operating Partnership, FPI, Farmland Partners OP, Farmland Partners OP GP LLC, FPI Heartland LLC, FPI Heartland Operating Partnership, LP and FPI Heartland GP LLC. The complaint alleges that the Company directors breached their duties to the Company in connection with the evaluation and approval of the mergers. In addition, the complaint alleges, among other things, that the Company, the Operating Partnership, FPI, Farmland Partners OP, Farmland Partners OP GP LLC, FPI Heartland LLC, FPI Heartland Operating Partnership, LP and FPI Heartland GP LLC aided and abetted those breaches of duties. The complaint seeks equitable relief, including a potential injunction against the mergers. The Company and FPI believe the allegations in the complaint are without merit and intend to defend against those allegations. The Company and FPI cannot assure you as to the outcome of this pending litigation, or any similar future lawsuits, including costs associated with defending these claims, any other liabilities that may be incurred in connection with the litigation or settlement of these claims or any effect on the operations of the Company or FPI or the timing in which the mergers are completed.